Exhibit 99.1

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Biodexa Announces Pricing of $5.2 Million Underwritten Public Offering

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the pricing of an underwritten public offering of units.

Ladenburg Thalmann & Co. Inc. is acting as sole book-running manager in connection with the offering.

The underwritten public offering is comprised of (a) 697,614 Class A Units (the “Class A Units”), with each Class A Unit consisting of (i) one Depositary Share (representing 400 of the Company’s ordinary shares, nominal value £0.001 per share, the “Ordinary Shares”), (ii) one Series E warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the five-year anniversary of the initial exercise date (each a “Series E Warrant”), and (iii) one Series F warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the one-year anniversary of the initial exercise date (each a “Series F Warrant,” and together with the Series E Warrants, the “Warrants”), with each Class A Unit offered to the public at an offering price of $2.00 per Class A Unit, and (b) 1,911,176 Class B Units (the “Class B Units”, and collectively with the Class A Units, the “Units”), with each Class B Unit consisting of (i) one pre-funded warrant (the “Pre-Funded Warrants”), exercisable for one Depositary Share, (ii) one Series E Warrant, and (iii) one Series F Warrant, with each Class B Unit offered to the public at an offering price of $1.9999 per Class B Unit.

Each Pre-Funded Warrant has an exercise price per share equal to $0.0001. The Pre-Funded Warrants are exercisable at any time after the initial exercise date until exercised in full and they do not expire. Each Series E Warrant and Series F Warrants has an exercise price per share equal to $2.20. The Series E Warrants and Series F Warrants are immediately exercisable upon issuance and will expire on the fifth and first anniversary, respectively, of their respective initial exercise date. The Pre-Funded Warrants and warrants issued in this offering are fixed priced and do not contain any variable pricing, resets, alternative cashless exercise or price based anti-dilution features.

The securities comprising the Units are immediately separable and will be issued separately. The closing of the offering is expected to take place on or about December 21, 2023, subject to the satisfaction or waiver of customary closing conditions.

A total of 697,614 Depositary Shares, Pre-Funded Warrants to purchase up to 1,911,176 Depositary Shares, and Warrants to purchase up to 5,217,580 Depositary Shares will be issued in the underwritten public offering. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 391,273 Depositary Shares, Series E Warrants to purchase an additional 391,273 Depositary Shares and/or Series F Warrants to purchase an additional 391,273 Depositary Shares, to cover over-allotments, if any, at the public offering price per Depositary Shares and per Warrant, less the underwriting discounts and commissions.

The securities issued as part of the underwritten public offering were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-274895), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on December 18, 2023.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The underwritten public offering is being made solely by means of a prospectus. A final prospectus relating to this offering will be filed by Biodexa with the SEC. When available, copies of the final prospectus can be obtained at the SEC’s website at www.sec.gov or from Ladenburg Thalmann & Co. Inc., Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, New York 10019 or by email at prospectus@ladenburg.com.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially therapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK.

Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Examples of forward-looking statements include, among others, statements we make regarding the closing of the offering of securities. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480 180

www.biodexapharma.com

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com